UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5) *

CONNECTURE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

20786J106

(CUSIP Number)

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

c/o Francisco Partners Management, L.P.

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

Telephone: (415) 418-2900

with copies to:

Adam D. Phillips, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4947

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J106	Page 2

1	Names of reporting persons: Francisco Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 17,145,074*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 17,145,074*
11	Aggregate amount beneficially owned by each reporting person: 17,145,074*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 38.6%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 2,414,050 shares of Common Stock of the Issuer, 33,306 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 10,991 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock” and collectively with the Series A Preferred Stock, the “Preferred Stock”) held directly by Francisco Partners IV, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,344,764 shares of Common Stock outstanding as of November 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 3

1	Names of reporting persons: Francisco Partners IV-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 8,593,602*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 8,593,602*
11	Aggregate amount beneficially owned by each reporting person: 8,593,602*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.3%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 1,209,972 shares of Common Stock of the Issuer, 16,694 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 5,509 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) held directly by Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,344,764 shares of Common Stock outstanding as of November 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 4

1	Names of reporting persons: Francisco Partners GP IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 25,738,677*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 25,738,677*
11	Aggregate amount beneficially owned by each reporting person: 25,738,677*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 57.9%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 3,624,022 shares of Common Stock of the Issuer, 50,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 16,500 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) held directly by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,344,764 shares of Common Stock outstanding as of November 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 5

1	Names of reporting persons: Francisco Partners GP IV Management Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 25,738,677*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 25,738,677*
11	Aggregate amount beneficially owned by each reporting person: 25,738,677*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 57.9%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 3,624,022 shares of Common Stock of the Issuer, 50,000 shares of Series A Convertible Preferred Stock (“Series A Preferred Stock”) and 16,500 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) held directly by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,344,764 shares of Common Stock outstanding as of November 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 6

This Amendment No. 5 to Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Francisco Partners IV, L.P., a Cayman Islands exempted limited partnership (“FP IV”), (ii) Francisco Partners IV-A, L.P., a Cayman Islands exempted limited partnership (“FP IV-A”), (iii) Francisco Partners GP IV, L.P., a Cayman Islands exempted limited partnership (“FP GP IV”), and (iv) Francisco Partners GP IV Management Limited, a Cayman Islands exempted company (“FP GP Management” and collectively with FP IV, FP IV-A, FP GP IV and their affiliates, “Francisco Partners”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons on May 9, 2016, as amended on June 14, 2016, August 15, 2016, August 26, 2016 and September 14, 2016. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On March 10, 2017 (the “Closing Date”), pursuant to an investment agreement, dated March 10, 2017, by and among the Company, FP IV, FP IV-A and Chrysalis Ventures II, L.P. (“Chrysalis” and collectively with FP IV and FP IV-A, the “Investors” and such agreement, the “Series B Investment Agreement”), FP IV purchased 10,991 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) and FP IV-A purchased 5,509 shares of Series B Preferred Stock for an aggregate purchase price of $16,500,000 (the “Closing”). The purchase price of the Series B Preferred Stock was paid for by funds readily available to Francisco Partners. The source of funds for this consideration was the available capital of Francisco Partners, which may, at any given time, include borrowings under a working capital line of credit with First Republic Bank or capital contributions from investors in the Francisco Partners funds, each in the ordinary course of business.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons acquired the shares of Series B Preferred Stock for investment in the ordinary course of business, as they believed that the shares of Series B Preferred Stock represented an attractive investment opportunity, subject to the following:

Pursuant to an investor rights agreement (the “Series B Investor Rights Agreement”), dated as of the Closing Date, by and among the Company and the Investors, the Company granted Francisco Partners the right to, for so long as the Investors own at least 10% of the aggregate shares of Series B Preferred Stock, Series A Preferred Stock and Common Stock (collectively, the “Securities”) that it held as of the Closing: (i) for so long as it holds at least 5% of the aggregate Securities of the Company (on an as-converted basis), designate a proportionate share of the Board based upon its percentage ownership of the Company’s outstanding Securities on an as-converted basis, rounded up to the nearest whole director, which designees shall be entitled to serve on each committee of the board of directors of the Company (the “Board”), subject to applicable legal and Nasdaq requirements, and (ii) if no director designated by Francisco Partners is serving on the Board, designate one Board observer. The Series B Investor Rights Agreement also granted Francisco Partners the right to require the Company to file with the Commission a registration statement to register for resale the Investors’ shares of Series B Preferred Stock and any shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the “Conversion Shares” and collectively, the “Registrable Securities”). The Investor Rights Agreement also provides that for so long as Francisco Partners owns at least 10% of the aggregate shares of the Securities that it held as of the Closing, it can: (i) for so long as it holds at least 5% of the aggregate Securities of the Company (on an as-converted basis) designate a proportionate share of the Board based upon its percentage ownership of the Company’s outstanding Securities on an as-converted basis, rounded up to the nearest whole director, which designees shall be entitled to serve on each committee of the Board, subject to applicable legal and Nasdaq requirements, and (ii) if no director designated by Francisco Partners is serving on the Board, designate one Board observer. As of the Closing, Francisco Partners held, on an as-converted basis, approximately 56% of the Company’s voting Securities.

Pursuant to the Company’s Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (the “Series B Certificate of Designations”), filed with the Secretary of State of Delaware on March 10, 2017, the shares of Series B Preferred Stock, among other things:

•	have a stated value of $1,000.00 (the “Stated Value”) and a conversion price of $1.91, subject to certain adjustments;

•	is initially convertible into such number of shares of Common Stock equal to the Stated Value, subject to certain adjustments, plus all accrued and unpaid dividends thereon divided by the conversion price then in effect;

•	is entitled to vote with the Common Stock on an as-converted basis;

•	is entitled to dividends at the annual rate of 15% (which will increase in certain circumstances, but in no event will be more than 20.0% annually), payable quarterly in kind; provided that the Company may elect to pay such dividends in cash following the second anniversary of the Closing;

•	upon any liquidation, will be entitled to receive, on a pari passu basis with the Series A Preferred Stock, prior to any payments in respect of the Common Stock, an amount equal to the liquidation preference;

•	is required to approve the following actions by the Company upon the vote of a majority of the outstanding shares of Preferred Stock: (a) any amendment or alteration of the rights, powers or preferences of the Preferred Stock, (b) any amendment or alteration of the Company’s Certificate of Incorporation in a manner that would adversely affect the Investors’ ability to transfer their securities or convert their Preferred Stock into Common Stock, (c) any authorization or creation of any class of stock ranking as to dividends, redemption or distribution of assets upon certain liquidation events, senior to, or otherwise pari passu with, the Preferred Stock, (d) any declaration or payment of any dividend or distribution on any securities ranking junior to the Preferred Stock, (e) the incurrence of any indebtedness for borrowed money by the Company, other than indebtedness (i) incurred in the ordinary course of business or (ii) procured from secured lenders of the Company holding outstanding indebtedness of the Company as of the date of Closing in an aggregate amount not to exceed the maximum authorized amount of credit available pursuant to the terms of credit agreement with such secured lender as in effect on the date of Closing or (f) entering into any agreement with respect to any of the foregoing;

•	beginning in 2019, may be forced by the Company to convert into shares of Common Stock if the closing price of the Common Stock is at least 175% of the then-applicable conversion price of the Common Stock for 45 consecutive trading days when there was a minimum trading volume of at least 75,000 shares for 40 of such 45 trading days; and

•	will be redeemable (i) at the option of the Investors after May 2, 2023, (ii) at the option of the Investors in the event of a Fundamental Change (as that term is defined in the Certificate of Designations) of the Company, or (iii) at the option of the Company in the event of a Fundamental Change.

The descriptions of the Series B Investment Agreement, the Series B Investor Rights Agreement and the Series B Certificate of Designations in Item 3 and this Item 4 are not intended to be complete and are qualified in their entirety by the Series B Investment Agreement, the Series B Investor Rights Agreement and the Series B Certificate of Designations, respectively, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

Based on the information set forth in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016, there were 22,344,764 shares of the Common Stock issued and outstanding as of November 1, 2016.

FP IV directly owns 2,414,050 shares of Common Stock, 33,306 shares of Series A Preferred Stock, convertible at any time at FP IV’s option into 8,967,115 shares of Common Stock, and 10,991 shares of Series B Preferred Stock, convertible at any time at FP IV’s option into 5,763,909 shares of Common Stock. FP IV-A directly owns 1,209,972 shares of Common Stock and 16,694 shares of Series A Preferred Stock, convertible at any time at FP IV’s option into 4,494,596 shares of Common Stock and 5,509 shares of Series B Preferred Stock, convertible at any time at FP IV-A’s option into 2,889,034 shares of Common Stock.

As a result, (i) FP IV beneficially owns 17,145,074 shares of Common Stock, or 38.6% of the Common Stock deemed issued and outstanding as of the Filing Date, (ii) FP IV-A beneficially owns 8,593,602 shares of Common Stock, or 19.3% of the Common Stock deemed issued and outstanding as of the Filing Date, (iii) FP GP IV beneficially owns 25,738,677 shares of Common Stock, or 57.9% of the Common Stock deemed issued and outstanding as of the Filing Date, and (iv) FP GP Management owns 25,738,677 shares of Common Stock, or 57.9% of the Common Stock deemed issued and outstanding as of the Filing Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The preferences, limitations, powers and relative rights of the Series B Preferred Stock are set forth in the Series B Certificate of Designations.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to be Filed as Exhibits

1. Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Connecture, Inc., dated as of March 10, 2016, incorporated herein by reference to the Form of Certificate of Designations which is set forth as Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

2. Investor Rights Agreement, dated as of March 10, 2017, by and among the Company and the Investors, incorporated herein by reference to the Form of Investor Rights Agreement which is set forth as Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

3. Investment Agreement, dated as of March 10, 2017, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2017

FRANCISCO PARTNERS IV, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS IV-A, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS GP IV, L.P. By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President